Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
Filed by Zoran Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No.: 000-27246
Date: June 28, 2011

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
Supplemental Investor Presentation
June 2011
Further details will be made available in proxy to be filed in due course

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
Safe Harbor Statement
This presentation is not a prospectus.  It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger between CSR plc
(“CSR”) and Zoran Corporation (“Zoran”), (the “Transaction”) or otherwise. Any acceptance or response to the Transaction should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Transaction and issuance of ordinary shares in the form of ADSs to Zoran stockholders
(the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) or, in
respect of the Zoran stockholders, the Proxy Statement and US Prospectus (the “Proxy Statement/Prospectus”) which will form part of the amended Registration Statement on Form F-4 (the
“Amended Registration Statement”) filed by CSR.
Forward-looking statements
This presentation contains, or may contain, ‘forward-looking statements’ in relation to CSR and Zoran (together such companies and their subsidiaries being the “Combined Group”) and the future operating performance and outlook of CSR and the Combined Group, as well as other future events and their potential effects on CSR and the Combined Group that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements.  Forward-
looking statements include statements relating to the following: (i) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management,
(ii) the expected benefits of the Transaction, and (iii) the expansion and growth of CSR’s or Zoran’s operations (iv) the expected benefits of the Transaction, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users,  future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (v)
business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies and potential savings resulting from the Transaction; and (vi) the effects of government regulation on CSR’s, Zoran’s or the Combined Group’s business (vii) the other statements set forth in the body of the presentation contained herein; and (viii) the anticipated timing of shareholder meetings and completion.
These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Transaction or to satisfy other conditions to the Transaction on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all, or that the companies may be required to modify aspects of the Transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the Transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Transaction; the ability to integrate
Zoran's businesses into those of CSR's in a timely and cost-efficient manner; the development of the markets for Zoran's and CSR's products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Combined Group; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and following completion of the Transaction, the Combined Group; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Combined Group to compete successfully;
product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’
periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.
Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Combined Group, following the implementation of the Transaction or otherwise.  No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR or the Combined Group for the current or future financial years would necessarily match or exceed the historical published figures.

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
Important
Information and Where to Find It
This presentation may be deemed to be solicitation material in respect of the Transaction involving CSR and Zoran. In connection with the Transaction, CSR intends to file with the US Securities and Exchange
Commission (the “SEC”) the Amended Registration Statement containing the Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the Transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO)
AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Amended Registration Statement and any other documents filed by CSR or Zoran with the SEC in connection with the Transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.csr.com.
Important Additional Information regarding solicitation of Zoran proxies
Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the
Transaction. CSR has filed a Proxy Statement/Prospectus and Registration Statement, and expects to file an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the Transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at
http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at www.csr.com. Additional information regarding the interests of such potential participants is included in the previously filed Proxy
Statement/Prospectus and Registration Statement and will be included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the
SEC in connection with the solicitation of proxies to approve the Transaction.

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
KEY DEVELOPMENTS SINCE FEB-2011 MERGER ANNOUNCEMENT
Subsequent to the announcement of the Zoran-CSR merger, several developments had negative impacts upon Zoran’s business :
March 2011:  Japanese earthquake, tsunami and ensuing nuclear crisis creates cautious order patterns in the near-term
April 2011:  Cisco, a major customer of Zoran, announced its decision to exit Flip Video
On 09-May-2011 Zoran announced its Q1 results and provided revised guidance
Q1 revenues exceeded guidance ($84.9 MM vs $83 MM)
However, due to the negative developments described above, Zoran guided its Q2 revenue outlook to $80-85 MM
(compared to a street consensus of $97 MM)
On 09-May-2011 CSR publicly indicated that it was evaluating the implications of Zoran’s Q2 guidance
Consistent with disclosure, CSR and Zoran engaged in significant additional diligence and conducted extensive negotiations regarding a potential amendment to the transaction
Concurrently with CSR’s evaluation, Zoran’s Board re-evaluated available strategic alternatives
Extensive discussion around the merits and risks of continuing as a standalone entity versus a change-of-control transaction involving either the whole company or the individual segments
Subsequently, the parties engaged in extensive negotiations regarding a potential amendment of the merger terms
Significant reciprocal diligence conducted by both parties as part of re-evaluation process
On 16-Jun-2011, Zoran and CSR announced revised deal terms of $6.26 in cash and 0.589 CSR shares with an implied value of $9.19 per Zoran share
At announcement, the revised deal value of $9.19 per Zoran share was 99.9% of the implied deal value of $9.20 under the Feb-2011 deal terms (1.85 CSR shares per Zoran share)
As of 24-Jun-2011, the implied value per share under the revised terms and under the Feb-2011 terms was $9.19

Spread
Value of Initial Deal as of 16-Jun-2011
Amended Deal as of 16-Jun-2011
Cash
Stock

ZORAN

©

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
COMPARISON OF VALUE TO ZORAN SHAREHOLDERS
Initial vs. Amended Deal (As of 16-Jun-2011)
The revised Zoran-CSR merger provides better certainty of value to Zoran shareholders and future upside from synergies through ownership in the combined company
$9.20
$9.19
$2.93
$6.26 $7.20
$2.00
Implied Deal
Value ($6.26 Cash + 0.589x)
Zoran Stock Price
Implied Deal Value (1.850x)
Cash Consideration
Stock Consideration
Note: Implied deal value today based on market pricing as of 24-Jun-2011

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
Zoran’s Board, with the assistance of its external advisors, undertook an extensive re-evaluation of Zoran’s strategic alternatives, including:
Continue as a standalone entity
Pursue a break-up strategy
Pursue a change-of-control transaction for the whole company (including a merger with CSR)
Zoran’s Board evaluated a range of potential buyers for the individual segments as well as for the whole company within the parameters of the Feb-2011 merger agreement with CSR
Since the Feb-2011 deal announcement, no third-party proposals have been received for any of the individual segments or for the whole company
Key factors evaluated by the Board included:
Near-term and long-term value of alternatives
Execution risk and timing
Certainty of value
Exposure to business risks (customer, employee, etc.)
Zoran and its advisors conducted extensive negotiations with CSR:
Significant reciprocal diligence conducted to re-evaluate the business and financial outlook of both companies
Certain Zoran shareholders indicated that increased value certainty through a greater cash component of consideration would be preferable
As a result, Zoran and CSR reached an agreement to amend deal terms to $6.26 in cash and 0.589 CSR shares per Zoran share, equivalent to $9.19 in consideration as of 16-Jun-2011
Zoran evaluated this offer relative to the value and other factors associated with Zoran’s alternatives
Majority of the Board decided the amended deal was in the best interests of Zoran shareholders
In light of the risks associated with the other alternatives, Zoran continues to believe that a merger with CSR is the best alternative for its shareholders
OVERVIEW OF ZORAN BOARD PROCESS
Merger with CSR is the Best Alternative for Shareholders

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
QUALITATIVE COMPARISON OF ZORAN’S ALTERNATIVES
Merger with CSR is the Best Alternative for Shareholders
Current
Transaction Standalone
Illustrative
Break-Up
Risk in Execution of
Alternative
Low High High
Delivers Scale and Critical
Complementary Capabilities
Yes No No
Certainty of Value Yes ? No
Upside from Synergy
Potential
Yes No No
Near-Term Value
Recognition
Yes No No
Minimizes Disruption to
Customers and Employees
Yes ? No
In light of the risks associated with the other alternatives, Zoran continues to believe that a merger with CSR is the best alternative for its shareholders

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
SELECTED ANALYST COMMENTARY
“We believe that the acquisition of Zoran by CSR is a positive event for shareholders. We believe that some upside in the share price of Zoran exists given the big premium between the current stock price and the deal price. We believe that, considering the recent performance of Zoran, finding a new home even if at a reduced price is still the best outcome for Zoran shareholders than the alternative of going on its own with a new strategy and potentially new management.”
— Lazard, 17.Jun.2011
“While we had thought Zoran’s Board of Directors would have likely not approved a lower implied offer price of an all-stock transaction, we view the revised terms of the pending acquisition as a positive for
Zoran shareholders as the $313MM cash consideration greatly limits the downside risk of an all-stock transaction. While both Boards have approved the merger terms, it still requires shareholder approval of both companies. We believe this is likely given that, for Zoran shareholders, the new terms include $6.26 in cash per share versus the prior offer which was an all-stock transaction and for CSR shareholders the terms are better as the dilution is less.”
— Wedbush, 17.Jun.2011
“Net of $251M in cash, the enterprise value of $233M represents a valuation of 0.65x EV/Forward Sales, which is well below its peer group average of 1.5-2.0x, which we feel is appropriate… Our $6 PT is based on 0.1x
EV/Forward 2011 Sales. Our 0.1x EV/Sales multiple represents a significant discount to its peer group average of 2.0-2.5x, which we feel is appropriate given the company's exposure to slowing consumer demand and share loss particularly within LCD TVs, and ongoing cash burn.”
— Collins Stewart, 17.Jun.2011
Note: Permission to use quotes neither sought nor obtained